News release

Biofrontera to participate at the Lake Street Capital Markets 2019 Best Ideas Growth (BIG) Conference

Leverkusen, Germany, September 5, 2019 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, will be participating in the Lake Street Capital Markets 2019 Best Ideas Growth (BIG) Conference, held on September 12, 2019 at the Parker New York in New York City.

Mr. Thomas Schaffer, Biofrontera’s Chief Financial Officer, will provide an overview of the Company’s business in one-on-one meetings with investors.

About the B.I.G. Conference

Lake Street will host its third annual B.I.G. (Best Ideas Growth) institutional investor conference at the Parker New York, showcasing many interesting, dynamic public growth companies. Executives from approximately 65 publicly traded companies will meet institutional investors in an interactive, one-on-one meeting format. This is an invitation-only event attended by top institutional investors from across the country.

For more information, visit https://www.lakestreetcapitalmarkets.com/big3conference or contact your Lake Street representative or email conference@lakestreetcm.com or call 612-326-1305.

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For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com

IR UK: Seton Services Toni Vallen	+44 (0) 207 229 0805

IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets Xepi®, a prescription medication for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102